UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL OILWELL VARCO, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

CERTAIN STOCK APPRECIATION RIGHTS

(Title of Class of Securities)

637071101

(CUSIP Number of Class Of Securities (Underlying Common Stock))

Brigitte M. Hunt

Vice President

National Oilwell Varco, Inc.

7909 Parkwood Circle Drive

Houston, Texas 77036-6565

(713) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

J. Eric Johnson

Locke Lord LLP

JPMorgan Chase Tower

600 Travis, Suite 2800

Houston, Texas 77002

(713) 226-1200

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$34,261,346	$4,265.54

*	Calculated solely for purposes of determining the filing fee. This amount assumes that 3,823,811 stock appreciation rights (“SARs”) having an aggregate value of $34,261,346 as of November 20, 2017, will be tendered pursuant to this offer. The aggregate value of such SARs was calculated based on the market value thereof in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. The registration fee was previously paid on November 21, 2017 in connection with the filing of the original Schedule TO.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,265.54	Filing party:	National Oilwell Varco, Inc.
Form or Registration No.:	005-49577	Date Filed:	November 21, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 21, 2017 (as amended and supplemented, this “Schedule TO”) by National Oilwell Varco, Inc., a Delaware corporation (“NOV”, or the “Company”), related to the Company’s offer to exchange certain outstanding and unexercised stock appreciation rights (“SARs”) issued on February 24, 2016 and March 28, 2016 under the Company’s Stock Appreciation Rights & Phantom Equity Plan (the “Eligible SARs Awards”) for (1) a cash payment for the spread (as defined in the Offering Memorandum) on the vested and unexercised portion of the Eligible SARs Awards (the “Cash Payment”), (2) an amended and restated SAR award for the unvested portion of the Eligible SARs Awards (the “Amended SARs”), and (3) a new award of options to purchase the Company’s common stock (the “New Options”).

The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Amended and Restated Offering Memorandum Relating to Our Offer to Exchange Certain Outstanding Stock Appreciation Rights for Cash, Amended SARs and New Options to Purchase Common Stock, dated December 4, 2017 (the “Amended and Restated Offering Memorandum”), a copy of which is filed herewith as Exhibit (a)(1)(viii), the Amended and Restated Highlights of the National Oilwell Varco, Inc. Stock Appreciation Right Exchange Program (the “Amended and Restated Highlights”), a copy of which is filed herewith as Exhibit (a)(1)(ix), and the other Offer related documents filed as exhibits to the original Schedule TO (together with the Amended and Restated Offering Memorandum and the Amended and Restated Highlights, the “Offer Documents”).

The Items to Schedule TO, the Amended and Restated Offering Memorandum, the Amended and Restated Highlights and the National Oilwell Varco, Inc. Election Confirmation Form (the “Confirmation Form”), an amended copy of which is filed herewith as Exhibit (a)(1)(x), are hereby amended and supplemented as specified below. Information in the Amended and Restated Offering Memorandum, the Amended and Restated Highlights and the other Offering Documents is incorporated herein by reference to the applicable Items. Except as specifically provided for below, the Offer Documents remain unchanged. Amendment No. 1 should be read together with the original Schedule TO and the Offering Documents.

Items 1 through 11 of the Schedule TO, Exhibit (a)(1)(i) (Offering Memorandum), Exhibit (a)(1)(iii) (Highlights) and Exhibit (a)(1)(vii)(Confirmation Form)

The Amended and Restated Offering Memorandum, the Amended and Restated Highlights, the Confirmation Form and Items 1 through 11 of the Schedule TO, insofar as such Items incorporate sections of the Amended and Restated Offering Memorandum and the Amended and Restated Highlights, are hereby amended and supplemented as follows:

Offering Memorandum

Introduction

The first sentence in third paragraph on page 1 of the Introduction is hereby amended to read in its entirety as follows:

“We will pay you the Cash Payment on December 26, 2017 and issue the Amended SARs and New Options on the date the Offer expires.”

The last sentence in the second paragraph on page 2 of the Introduction is hereby amended to read in its entirety as follows:

“We expect to make the Cash Payment on December 26, 2017.”

The second full paragraph on page 3 of the Introduction is hereby amended by deleting the following sentence:

“This Offer is not conditioned upon a minimum aggregate number of Eligible SARs Awards being tendered for exchange.”

Summary Term Sheet – Questions and Answers

The second to last sentence in Question 1 on page 8 is hereby amended to read in its entirety as follows:

“The Cash Payment will be paid on December 26, 2017.”

Question 23 on page 14 is hereby amended to read in its entirety as follows:

“23. May the Company cancel this Offer?

We expressly reserve the right to terminate the Offer and to reject for exchange any Eligible SARs Awards not previously accepted for exchange, upon the occurrence of any of the conditions to such Offer described in Section 7. In addition, we expressly reserve the right, at any time or at various times at or prior to the expiration of the Offer, to waive certain of the conditions to the Offer, in whole or in part. We will give prompt written notice (including by email) of any termination, non-acceptance or waiver, followed by a timely press release to the extent required by law.

If this Offer is terminated, any Eligible SARs Awards that were tendered for exchange will remain outstanding and retain their existing terms, including the existing exercise price, vesting schedule and expiration date. Any termination of this Offer will be treated, for all purposes, as if no offer to exchange was ever made.”

The first sentence in Question 37 is hereby amended to read in its entirety as follows:

“The Cash Payment will be made on December 26, 2017.”

This Offer

The second paragraph of Section 5 (Acceptance of Eligible SARs Awards in Exchange for New Awards) beginning on page 24 is hereby amended to read in its entirety as follows:

“If your Eligible SARs Awards are properly tendered for exchange and accepted by us, subject to the terms of this Offer, you will be paid the Cash Payment on December 26, 2017 and issued the Amended SARs and the New Options on the date the Offer expires. Grant documents for the Amended SARs and New Options will be provided to you promptly thereafter.”

Section 7 (Conditions of this Offer) on page 25 is hereby amended to read in its entirety as follows:

“Notwithstanding any other provision of this Offer, we will not be required to accept any Eligible SARs Awards tendered for exchange, and we may withdraw or terminate or amend this Offer, in each case subject to the rules under the Exchange Act, if at any time prior to the Expiration Date, any one of the following conditions, events, or circumstances shall have occurred:

•	Eligible Holders holding an aggregate of at least fifty percent (50%) of the outstanding Eligible SARs Awards have not properly tendered their Eligible SARs Awards prior to the Expiration Date;

•	there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with such Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects, or which would or might, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of such Offer or materially impair the contemplated benefits to us (as set forth under Section 2) of the Offer;

•

an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of such Offer or materially impair the contemplated benefits to us of such Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition, assets, liabilities or prospects;

•	there shall have occurred or be reasonably likely to occur any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs; or

•	there shall have occurred:

•	any general suspension of, or limitation on prices for, trading in securities in United States securities or financial markets;

•	any decrease of at least 25% in the price of our common stock;

•	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States; or

•	a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

We expressly reserve the right to amend or terminate the Offer and to reject for exchange any Eligible SARs Awards not previously accepted for exchange, upon the occurrence of any of the conditions to such Offer specified above. In addition, we expressly reserve the right, at any time or at various times at or prior to the expiration of the Offer, to waive certain of the conditions to the Offer, in whole or in part. We will give prompt written notice (including by email) of any amendment, termination, non-acceptance or waiver, followed by a timely press release to the extent required by law.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times with respect to the Offer prior to its expiration.

All conditions to the Offer must be satisfied or waived at or prior to the expiration of the Offer.”

Section 9 (Information Concerning National Oilwell Varco, Inc.) beginning on page 31 is hereby amended by inserting the summarized financial information below following the second paragraph of that section:

The following is a summary of certain selected historical consolidated financial information.

Selected Consolidated Financial Data for National Oilwell Varco, Inc.

(in millions, except ratio and per share data)

	Nine Months ended September 30,		Years ended December 31,
	2017	2016	2016	2015
Operating Data
Gross revenues	$5,335	$5,559	$7,251	$14,757
Gross profit	$725	$358	$(101)	$3,063
Net income(loss)	$(221)	$(1,699)	$(2,416)	$(767)
Net income(loss) attributable to Company	$(223)	$(1,698)	$(2,412)	$(769)
Net income(loss) per common share:
Basic	$(0.59)	$(4.53)	$(6.41)	$(1.99)
Diluted	$(0.59)	$(4.53)	$(6.41)	$(1.99)
Balance Sheet Data
Current assets	$7,825	$8,711	$7,876	$11,425
Noncurrent assets	$13,109	$13,483	$13,264	$14,545
Current liabilities	$2,842	$2,615	$3,047	$3,958
Noncurrent liabilities	$3,941	$4,691	$4,090	$5,552
Noncontrolling interest	$67	$70	$63	$77
Company stockholders’ equity	$14,084	$14,818	$13,940	$16,383

Section 14 (Extension of Offer; Termination; Amendment) beginning on page 34 is hereby amended by inserting the paragraph below following the first paragraph of that section:

“We expressly reserve the right to amend or terminate the Offer and to reject for exchange any Eligible SARs Awards not previously accepted for exchange, upon the occurrence of any of the conditions to such Offer specified in Section 7. In addition, we expressly reserve the right, at any time or at various times at or prior to the expiration of the Offer, to waive certain of the conditions to the Offer, in whole or in part.”

Section 14 (Extension of Offer; Termination; Amendment) is also hereby amended by inserting the sentence below following the first sentence of the fourth paragraph of that section:

“We will give prompt written notice (including by email) of any amendment, termination, non-acceptance or waiver, followed by a timely press release to the extent required by law.”

Highlights

The last sentence under Key Dates on the first page is hereby amended to read in its entirety as follows:

“In addition, we may, upon the occurrence of any of the conditions to the Offer set forth in Section 7 of the Offering Memorandum, decide to terminate this Offer at any time prior to the expiration of this Offer.”

The last paragraph under the section titled “Exchange Program at a Glance” is hereby amended to read in its entirety as follows:

“Grant Date of Awards	We will pay you the Cash Payment on December 26, 2017 and issue the Amended SARs and New Options on the date the Offer expires. Grant documents for the Amended SARs and New Options will be provided to you promptly thereafter.”

Confirmation Form

The second line in the indented section after the first paragraph on page 1 is hereby amended to read in its entirety as follows:

“Cash Payment to be paid on 12/26/17:”

Item 12. Exhibits.

(a)(1)(i)	*	Offering Memorandum Relating to Our Offer to Exchange Certain Outstanding Stock Appreciation Rights for Cash, Amended SARs and New Options to Purchase Common Stock, par value $0.01 Per Share, dated November 21, 2017

(a)(1)(ii)	*	Communication to Eligible Holders of National Oilwell Varco, Inc. Announcing the Opening of the Exchange Program, to be delivered via e-mail on November 21, 2017.

(a)(1)(iii)	*	Highlights of the National Oilwell Varco, Inc. Stock Appreciation Right Exchange Program.

(a)(1)(iv)	*	Reminder Communication to Eligible Holders of National Oilwell Varco, Inc. to be delivered via email on November 27, 2017 and December 11, 2017.

(a)(1)(v)	*	Communication to Eligible Holders after market close on the Expiration Date.

(a)(1)(vi)	*	National Oilwell Varco, Inc. Exchange Program Election Form.

(a)(1)(vii)	*	National Oilwell Varco, Inc. Election Confirmation Form.

(a)(1)(viii)		Amended and Restated Offering Memorandum Relating to Our Offer to Exchange Certain Outstanding Stock Appreciation Rights for Cash, Amended SARs and New Options to Purchase Common Stock, par value $0.01 Per Share, dated December 4, 2017.

(a)(1)(ix)		Amended and Restated Highlights of the National Oilwell Varco, Inc. Stock Appreciation Right Exchange Program.

(a)(1)(x)		National Oilwell Varco, Inc. Election Confirmation Form.

(a)(2)		Not applicable.

(a)(3)		Not applicable.

(a)(4)		Not applicable.

(a)(5)		Not applicable.

(b)		Not applicable.

(c)		Not applicable.

(d)(1)	*	National Oilwell Varco, Inc. Stock Appreciation Rights and Phantom Equity Plan.

(d)(2)	*	Form of Amended and Restated Stock Appreciation Rights Agreement.

(d)(3)		The National Oilwell Varco, Inc. Long-Term Incentive Plan, as amended and restated, is incorporated herein by reference to the National Oilwell Varco, Inc. Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on May 23, 2016.

(d)(4)		The National Oilwell Varco, Inc. Form of Employee Nonqualified Stock Option Agreement is incorporated herein by reference to National Oilwell Varco, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2016.

(e)		Not applicable.

(f)		Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed previously with the original Schedule TO filed on November 21, 2017

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2017	NATIONAL OILWELL VARCO, INC.

	By:	/s/ Brigitte M. Hunt
	Name:	Brigitte M. Hunt
	Title:	Vice President